

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

April 26, 2011

<u>Via Mail and Facsimile (305-507-2001)</u>

Felipe Menendez Ross
Chief Executive Officer, President and Director
Ultrapetrol (Bahamas) Limited
Ocean Centre, Montagu Foreshore
East Bay Street
P.O. Box SS-19084
Nassau, Bahamas

> **Re: Ultrapetrol (Bahamas) Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2010**
> **Filed March 14, 2011**
> **File No. 001-33068**

Dear Mr. Ross:

We refer you to our comment letter dated March 31, 2011 regarding potential business contacts with Iran, Syria, Sudan and Cuba. We have completed our review of this subject matter and have no further comments at this time.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Max Webb
Assistant Director
Division of Corporation Finance